UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter))

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

On November 24, 2025, Paysafe Limited (“Paysafe,” “we” or “us”) entered into privately negotiated agreements, pursuant to which we agreed to repurchase in the aggregate approximately 4 million of our common shares for a purchase price of $6.7062 per share, from wholly-owned subsidiaries of each of Cannae Holdings, Inc. (“Cannae”) and Fidelity National Financial, Inc. (“FNF”). The repurchase transaction was approved by the Audit Committee of our Board of Directors and conducted pursuant to our previously announced share repurchase program. Following the closing of the transaction, approximately $67 million is available for repurchase under the share repurchase program, Cannae no longer beneficially owns any of our common shares, and FNF beneficially owns less than 5% of our common shares.

Incorporation by Reference

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into our Registration Statement on Form S-8 (File No. 333-256692), Registration Statement on Form S-8 (File No. 333-270582), Registration Statement on Form S-8 (File No. 333-279401) and Registration Statement on Form F-3 (File No. 333-263910), and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 24, 2025	PAYSAFE LIMITED

	By:	/s/ John Crawford
	Name:	John Crawford
	Title:	Chief Financial Officer